14041526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 (MM/DD/YY) AND ENDING June 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

White Oak Merchant Partners, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Embarcadero Center, Suite 540

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Roden **(415) 644-4117**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

9/2/14

OATH OR AFFIRMATION

I, **Robert Roden**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **White Oak Merchant Partners, LLC**, as of **June 30, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

8/28/14

Signature

Managing Member

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 28 day of August 2014

STEVE KWON
COMM. #2021603
Notary Public · California
San Francisco County
Comm. Expires May 20, 2017

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE OAK MERCHANT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
White Oak Merchant Partners, LLC

We have audited the accompanying statement of financial condition of White Oak Merchant Partners, LLC (the "Company") as of June 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of White Oak Merchant Partners, LLC as of June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

EisnerAmper LLP

San Francisco, California
August 28, 2014

WHITE OAK MERCHANT PARTNERS, LLC
Statement of Financial Condition
June 30, 2014

Assets		
Cash	$	103,142
Accounts receivable		13,840
Due from member		5,641
Other receivables		4,476
Prepaid expenses		1,279
Total assets	$	128,378
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	51,970
Members' equity		76,408
Total liabilities and members' equity	$	128,378

See Accompanying Notes to Financial Statements

WHITE OAK MERCHANT PARTNERS, LLC
Notes to Statement of Financial Condition
June 30, 2014

1. Business and Summary of Significant Accounting Policies

Business

White Oak Merchant Partners, LLC (the "Company") is a California limited liability company formed on December 5, 2005. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, members' liability is limited to the amount reflected in their capital accounts.

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay. At June 30, 2014, there was no allowance for bad debts as management considered all accounts receivable to be collectible.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over estimated useful lives of three years. Equipment consists of only computer equipment. As of June 30, 2014, all equipment with cost basis of $16,204 have been depreciated

Private Placement Revenue

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue is recorded when services are provided per the terms of the agreements.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statement. Accordingly, no provision for income taxes is reflected in the accompanying financial statement. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2009.

Use of Estimates

The process of preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets and liabilities. Such estimates primarily relate to unsettled transactions and events as of the date of the statement of financial condition. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $51,172, which was $46,172 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.0156 to 1. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

4. Related Party Transactions

The Company has entered into an expense sharing agreement with an affiliate, White Oak Global Advisors, LLC ("WOGA"). Certain members and employees of WOGA provide services to the Company and certain members and employees of the Company provide services to WOGA. Effective January 1, 2011, WOGA has agreed to pay all operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, and telephone fees. The agreement provides for the Company to reimburse WOGA $5,500 per quarter for operating expenses and a pro-rata share of the salary for the employees shared by WOGA and the Company. In May 2014, the Company has agreed to pay additional $1,500 per quarter for information technology expenses. Starting in November 2013, WOGA has advanced retirement plan contributions on behalf of certain members of the Company. At June 30, 2014, there was an overpayment of retirement plan contributions for one of the members in the amount of $5,641, which is reflected on the accompanying statement of financial condition.

At June 30, 2014, $38,025 is payable to WOGA under the expense sharing agreement and is recorded as accounts payable on the accompanying statement of financial condition.

The Company provides advisory and placement agent services to clients for private debt offerings where funds and separately managed accounts advised by WOGA may act as lenders to the Company's clients.

5. Subsequent Events

During the period July 1, 2013 to August 26, 2014, the Company distributed $23,000 to the members.